Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

04012837

4 February 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
2 February 2004	Announcement to Australian Stock Exchange Initial Substantial Holder Notice – Macquarie DDR Trust
2 February 2004	Announcement to Australian Stock Exchange Ceasing to be a Substantial Holder Notice – Centro Properties Group

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

dlw 2/17

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

2 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange

By email: announce@nzx.com

Pages: Thirteen (13) pages

Dear Sir

Re: Stock Exchange Announcement - Initial Substantial Holder Notice

We enclose notice of Initial Substantial Holder in Macquarie DDR Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Macquarie DDR Trust
ACN/ARSN	106 570 352

1. Details of substantial holder (1)

Name	Lend Lease Corporation Limited
ACN/ARSN (if applicable)	000 226 228

The holder became a substantial holder on 19/01/04

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Units	441,414,000	22,194,190	5.03%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2
Column A	Notes	

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2	See Annexure 2
Column A	Column B	Column B	Column C

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 3	See Annexure 3	See		See Annexure 3
		Annexure 3		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure 2	See Annexure 2
Notes	Notes

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporations Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here date 02/02/04

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited

Project and Construction Management - International

Bovis McLachlan Ltd
Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lease – Puerto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Lend Lease Real Estate Investments (HK) Pte Ltd.
(formerly Normanno Limited)
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
FEBC Pvt Limited
Bovis Lend Lease SRL
Bovis Lend Lease Japan, Inc
Bovis Lend Lease Telecom, Inc
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA de CV
Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 02/02/04.

S Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

Integrated Development Businesses - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

Integrated Development Businesses - International

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Lend Lease (No. 2) Limited
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
Lend Lease Central Europe SP Zoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
San Francisco Cruise Terminal, LLC
Lend Lease Chapelfield Partnerhsip
Lend Lease China (HK) Limited
Peninsula LP Limited

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited
DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend Lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited
Lend Lease Asia Water Pty Limited

Real Estate Investments - International

REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

BF Leawood, Inc
BF Haskell Managing Inc
BF Cross Creek, Inc
BF Churchill Managing, Inc
Arch Street VIII, Inc
BF Willowlake, Inc
SLP, Inc
BFG New Orchard, Inc
BF Colorado, LP
BF Lansing, LP
BF Leawood, LP
BF Texas, LP
Vester/Lend Lease Glendale Fashion Centre, LLC
Vester/Lend Lease Long Beach Town Centre, LLC
BF Colorado, Inc
BF Texas, Inc
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Corporation
Lend Lease Japan Portfolio Investments, Inc
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea Limited
Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
Lend Lease (Thailand) Limited
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A

Equity Investments

Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited
GLL Real Estate Partners GmbH

Group Services - Australian

Australian
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited
Lend Lease Management Services Limited

Group Services - International

Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
18/11/03	Purchase	1,044,317	1.00	1,044,317
18/11/03	Purchase	615,631	1.00	615,631
18/11/03	Purchase	4,448,016	1.00	4,448,016
18/11/03	Purchase	6,511,666	1.00	6,511,666
18/11/03	Purchase	5,583,388	1.00	5,583,388
18/11/03	Purchase	1,534,243	1.00	1,534,243
18/11/03	Purchase	406,929	1.00	406,929
26/11/03	Purchase	72,960	0.96	76,000
26/11/03	Purchase	137,280	0.96	143,000
26/11/03	Purchase	244,800	0.96	255,000
26/11/03	Purchase	174,720	0.96	182,000
26/11/03	Purchase	194,880	0.96	203,000
26/11/03	Purchase	190,000	0.95	200,000
26/11/03	Purchase	106,560	0.96	111,000
26/11/03	Purchase	28,800	0.96	30,000
30/12/03	Purchase	28,500	0.95	30,000
30/12/03	Purchase	23,750	0.95	25,000
30/12/03	Purchase	57,000	0.95	60,000
30/12/03	Purchase	95,000	0.95	100,000
30/12/03	Purchase	33,250	0.95	35,000
19/01/04	Purchase	200,220	0.94	213,000
19/01/04	Purchase	333,700	0.94	355,000
19/01/04	Purchase	30,080	0.94	32,000
Balance as at 30/01/04 (refer below)				**22,194,190**
Number of units on issue				**441,414,000**
Percentage of issued units held				**5.03%**

ANNEXURE 2

This is page 2 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
....
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	6,441,388
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	6,693,666
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	4,976,016
Lend Lease Group	Cogent Nominees on behalf of **WOW Super**	B	468,929
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	3,614,191
Balance as at 30/01/04			22,194,190

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ABN 54 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ABN 90 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ABN 30 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ABN 51 004 278 899), a subsidiary of National Australia Bank Limited (ABN 12 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ABN 21 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super" means Woolworths Group Superannuation Scheme Pty Limited (ABN 25 010 009 382) of Level 5, 540 George Street, Sydney NSW 2000.

ANNEXURE 2

This is page 3 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust
Cogent Nominees Pty Limited	WOW Super
National Nominees Limited	Victoria State Superannuation Fund

Lend Lease
CORPORATION

2 February 2004

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange

By email: announce@nzx.com

Pages: Twelve (12) pages

Dear Sir

Re: Stock Exchange Announcement
Ceasing to be a Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Ceasing to be a Substantial Holder in Centro Properties Group.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company name/Scheme: Centro Properties Group
ACN/ARSN: 090 931 123

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN (if applicable): 000 226 228

The holder ceased to be a substantial holder on: 22/01/2004
The previous notice was given to the company on: 20/10/2003
The previous notice was dated: 20/10/2003

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer Annex 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

3. Changes in association

The following persons who have become associates (3) of,ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and its subsidiaries named in Annexure 1	Level 46, Tower Building, Australia Square Sydney NSW 2000

Signature

print name: S J Sharpe capacity: Company Secretary

signature: S. Sharpe date: 02/02/04

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited

Project and Construction Management - International

Bovis McLachlan Ltd
Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lease – Puerto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Lend Lease Real Estate Investments (HK) Pte Ltd.
(formerly Normanno Limited)
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
FEBC Pvt Limited
Bovis Lend Lease SRL
Bovis Lend Lease Japan, Inc
Bovis Lend Lease Telecom, Inc
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA de CV
Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

Integrated Development Businesses - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

Integrated Development Businesses - International

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Lend Lease (No. 2) Limited
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
Lend Lease Central Europe SP Zoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
San Francisco Cruise Terminal, LLC
Lend Lease Chapelfield Partnerhsip
Lend Lease China (HK) Limited
Peninsula LP Limited

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited
DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend Lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited
Lend Lease Asia Water Pty Limited

Real Estate Investments - International

REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

BF Leawood, Inc
BF Haskell Managing Inc
BF Cross Creek, Inc
BF Churchill Managing, Inc
Arch Street VIII, Inc
BF Willowlake, Inc
SLP, Inc
BFG New Orchard, Inc
BF Colorado, LP
BF Lansing, LP
BF Leawood, LP
BF Texas, LP
Vester/Lend Lease Glendale Fashion Centre, LLC
Vester/Lend Lease Long Beach Town Centre, LLC
BF Colorado, Inc
BF Texas, Inc
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Corporation
Lend Lease Japan Portfolio Investments, Inc
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea Limited
Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
Lend Lease (Thailand) Limited
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A

Equity Investments

Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited
GLL Real Estate Partners GmbH

Group Services - Australian

Australian
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited
Lend Lease Management Services Limited

Group Services - International

Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 2 pages of Annexure 2 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	9,085,209
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	10,595,836
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	7,224,862
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	670,398
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	5,204,511
Balance as at 20/10/03			32,780,816

DATE	NATURE OF CHANGE	PRICE $	VALUE $	QUANTITY
03/11/03	Sale	(245,700)	3.78	(65,000)
03/11/03	Sale	(91,158)	3.78	(24,116)
20/11/03	Sale	(750,920)	3.75	(200,000)
20/11/03	Sale	(263,900)	3.77	(70,000)
24/11/03	Sale	(77,600)	3.88	(20,000)
24/11/03	Purchase	651,696	3.87	168,397
10/12/03	Sale	(615,000)	4.10	(150,000)
11/12/03	Sale	(1,015,000)	4.06	(250,000)
12/12/03	Sale	(278,600)	3.98	(70,000)
12/12/03	Sale	(517,400)	3.98	(130,000)
12/12/03	Sale	(798,000)	3.99	(200,000)
20/01/04	Sale	(95,220)	4.14	(23,000)
20/01/04	Sale	(74,520)	4.14	(18,000)
20/01/04	Sale	(277,380)	4.14	(67,000)
20/01/04	Sale	(103,500)	4.14	(25,000)
20/01/04	Sale	(124,200)	4.14	(30,000)
20/01/04	Sale	(115,920)	4.14	(28,000)
20/01/04	Sale	(37,260)	4.14	(9,000)
22/01/04	Sale	(66,720)	4.17	(16,000)
22/01/04	Sale	(83,400)	4.17	(20,000)
22/01/04	Sale	(264,799)	4.17	(63,501)

Balance as at 30/01/04 **31,470,596**

ANNEXURE 2

This is page 2 of 2 pages of Annexure 2 referred to in Form 605 signed by me and dated 02/02/04.

S. Sharpe
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ABN 54 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ABN 90 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ABN 30 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ABN 51 004 278 899), a subsidiary of National Australia Bank Limited (ABN 12 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ABN 21 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super" means Woolworths Group Superannuation Scheme Pty Limited (ABN 25 010 009 382) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust
Cogent Nominees Pty Limited	WOW Super
National Nominees Limited	Victoria State Superannuation Fund

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

9 February 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following document is submitted in respect of the above registration:

Date	Documents
6 February 2004	Announcement to Australian Stock Exchange Management Buy-Out of Lend Lease Global Real Estate Advisors S.A.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

6 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

MANAGEMENT BUY-OUT OF LEND LEASE GLOBAL REAL ESTATE ADVISORS S.A.

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement for the management buy-out of the advisory business servicing the Lend Lease Global Properties fund.

Lend Lease has agreed to sell to Ochtar Capital Partners ("Ochtar") Lend Lease Global Real Estate Advisors S.A. ("LLGREA"), the advisory company to Lend Lease Global Properties, SICAF (the "Fund"), the US$1.63 billion closed-end global property fund. Ochtar, an international real estate investment company founded by the management team of LLGREA, will also acquire from Lend Lease the advisory business conducted by LLGREA, two other companies and certain assets relating to the business. Lend Lease will continue to be responsible for the advisory services to Lend Lease Asia Properties, SICAF (US$16 million closed-end Asia property fund).

In consideration of this transaction, Lend Lease retains the right to 75% of any incentive fees payable to LLGREA by the Fund and certain economic interests in future funds. The incentive fees, if earned, are expected to be received towards the end of the life of the Fund, between 2006 and 2009.

Lend Lease has retained its co-investment of US$100 million (approximately A$132 million) in the Fund, which is expected to be realised in the normal course of the Fund's life.

Lend Lease will also provide a working capital loan to the acquirer, together with transitional services for a period of six months.

Yours faithfully
LEND LEASE CORPORATION LIMITED